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                                   EXHIBIT 1.1

AASI AIRCRAFT

                                                           FOR IMMEDIATE RELEASE

                       AASI ANNOUNCES NEW MANAGEMENT TEAM
                            AND ACQUISITION STRATEGY

LONG BEACH, California - January 9, 2002 - The Board of Directors of Advanced Aerodynamics & Structures, Inc. (OTCBB: AASI) announced today that it has elected a totally new top management team of highly experienced aviation industry executives, all experienced pilots, in support of its strategy to acquire other manufacturers of general aviation aircraft to supplement AASI's current developmental product, the JETCRUZER 500.

The new top management team is led by Roy H. Norris, Chairman, President, and CEO. Norris was the former President of Raytheon Aircraft Company and Raytheon Corporate Jets and has held positions as Senior Vice President of Sales and Marketing for both Gulfstream Aerospace and Cessna Aircraft Company. He has been responsible for the introduction of over 10 general aviation aircraft and dramatic business turnarounds during his tenure at both Cessna and Raytheon.

Dr. Carl Chen resigned as Chairman, President and Chief Executive Officer of AASI. Dr. Chen stated to employees, "I welcome the new management team to AASI, and I am optimistic about the prospects of the company under their leadership. The last 12 years at AASI were very exciting and challenging, but it is now time to put in place a management team which can take the company to new levels of success," Dr. Chen will become a consultant to the company.

Roy H. Norris is one of the best-known leaders in creating profits in general aviation manufacturing. He served as President of Raytheon Aircraft (formerly Beech Aircraft) from 1994 - 1997. During his tenure, Raytheon Aircraft saw a 30 percent increase in sales and earnings, and the development and launching of two major new business jet aircraft product lines. Prior to joining Raytheon, Norris was Vice President of Sales and Marketing at Gulfstream Aerospace, and before that he was Senior Vice President for Marketing and Sales for Cessna Aircraft Company. While at Cessna, Norris introduced five new business jets and, under his leadership, Cessna's market share increased from 41 to 60 percent making Cessna the largest manufacturer of general aviation aircraft in the world.

At an employee meeting, Norris stated, "With the appointment of this outstanding team of aviation professionals, AASI embarks on an expanded mission to maximize growth and shareholder value. By supplementing the JETCRUZER 500 aircraft presently under development by AASI with strategic acquisitions of other general aviation aircraft product lines, we intend to build the strongest and most successful supplier of general aviation aircraft from entry-level trainers through small jets. I am particularly pleased to bring with me the best management team available in aviation manufacturing today."

                                    - more -

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                                        Advanced Aerodynamics & Structures, Inc.
                                                                        Page Two

Also joining the team as Chief Financial Officer is L. Peter Larson, former Chief Financial Officer of Cessna Aircraft Company and presently CEO of Telkonet, a telecommunications startup company located in Annapolis, Maryland. Larson was a key player in the financial turnaround of Cessna Aircraft Company. He has 20 years of experience with General Dynamics in a variety of senior financial management roles, including the position of Vice President of Finance and Controller for General Dynamics Services Company. At Cessna, Larson directed the turnaround of Cessna's financial performance from over a $100 million annual loss to an in excess of $100 million annual profit. Larson told employees, "I find the opportunities at AASI to be outstanding, and I believe that the company can become a leader in general aviation manufacturing through good financial planning and control. I am especially pleased to be working with some of the best managers in aviation today."

Dale Ruhmel joins the Company as Vice President of Engineering. Ruhmel is the former head of Technical Services and Advanced Design for Cessna Aircraft Company and is an FAA Designated Engineering Representative in the three areas of Flight Test, Structures, and Aerodynamics. He has been a senior consultant to Boeing and has been responsible for the certification of 30 general aviation aircraft. Prior to joining Cessna, Ruhmel was with the McDonnell Douglas Aircraft Corporation where he served as Chief of the DC-10 Stability and Control Section, which was responsible for aircraft flying qualities from initial configuration determination through detail design, flight testing and establishing of operational procedures. Ruhmel has also been Vice President for Engineering for Rohr Industries, Inc., an FAA Designated Engineering Representative for Boeing in the areas of performance, stability, and control and structures involved in the civil certification of the MD 17, Vice President of Engineering and Flight Test for Falcon Jet Corporation, Director of Engineering for Tracor Aviation, and has been an independent consultant for many aerospace organizations. Ruhmel stated, "I look forward to the opportunity to take charge of the design and certification of the JETCRUZER 500 and to oversee the commercial manufacture of this airplane. AASI has a wonderful base of design and engineering knowledge. It will be a pleasure helping bring this aircraft into profitable production."

J. Nelson Happy, who was named Executive Vice President and General Counsel, is a well-known specialist in aviation-related legal matters. He is a 1967 graduate of Columbia University School of Law, and practiced aviation law with the Kansas City, Missouri law firm of Happy, Cooling & Herbers. He also served as Chairman and CEO of Flight International Group, Newport News, Virginia; and was Vice Chairman and General Counsel of Capital Air, Inc., Smyrna, Tennessee. Happy said, "I am pleased to be able to assist AASI in becoming a leading general aviation manufacturer, and I look forward to working with our outstanding management team to create value for our shareholders."

Certain statements contained in this news release, regarding matters that are not historical facts, are forward looking statements; actual results may differ materially from those set forth in the forward looking statements, which statements involve risks and uncertainties, including without limitation, regulatory approval of the JETCRUZER 500, the competitive market for sales of small business aircraft, and those risks and uncertainties set forth in the Company's most recent Form 10-KSB and Form 10-QSB on file with the SEC.

For further information, please contact Advanced Aerodynamics & Structures Inc., Long Beach, Susanne Heimbuch, Investor Relations Manager, 562/938-8618, IR@aasiaircraft.com. For product or corporate information: Gene Comfort,
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Executive Vice President, 562/938-8618, gcomfort@aasiaircraft.com. Additional information is available at the Company's website: www.aasiaircraft.com.
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